WOLLMUTH MAHER & DEUTSCH [redacted]
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04046199

November 10, 2004

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange on November 9, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: *Debra M. Burg*
Debra M. Burg
Authorized Representative

Enclosures

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dlw 11/22

Issued: Tuesday 9 November 2004

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR "THE GROUP") SELLS MARKS & SPENCER RETAIL FINANCIAL SERVICES HOLDINGS LTD TO HSBC HOLDINGS PLC ("HSBC")

Marks & Spencer today announces that it has completed the sale of Marks & Spencer Retail Financial Services Holdings Ltd (M&S Money) to HSBC for a consideration of £762 million. This represents a premium of £224 million over net asset value as at 3 April 2004.

In addition, the Group will retain £60 million of net assets held in Marks & Spencer Insurance.

Marks & Spencer and HSBC have entered into a relationship under which Marks & Spencer will continue to share in the success of the business. Under the terms of the sale, Marks & Spencer will receive fees equating to 50 per cent of the profits of M&S Money, after a notional tax charge and, after, deducting agreed operating and capital costs, plus payments in relation to sales growth.

As a result of this transaction, Laurel Powers-Freeling, Chief Executive, M&S Money, will be stepping down from the Group Board with immediate effect. She will continue to oversee the transition and is expected to leave the company by the end of the financial year.

Stuart Rose, Chief Executive, Marks & Spencer, said: "Laurel has achieved a great deal in developing our financial services business, most significantly the very successful launch of the &more card. We thank her for her valuable contribution to Marks & Spencer over the last three years and wish her well for the future.

"I am looking forward to working with HSBC and jointly developing this business which will continue to operate under the M&S Money brand."

For further information, please contact:

Corporate Press Office:

Sue Sadler	020 8718 8642
Lisa Attenborough	020 8718 6166

Investor Relations:

Amanda Mellor	020 8718 3604
Damian Evans	020 8718 1563

Issued: Tuesday 9 November 2004

SEC MAIL PROCESSING
RECEIVED
NOV 15 2004
WASH, D.C. 213 SECTION

Marks and Spencer Group plc
Interim Results 2004/05
26 weeks ended 2 October 2004

- On track with focusing the business
- Announcement of board and senior management changes
- Group sales up 0.9%
- UK Retail sales down 0.4% to £3.3bn; International Retail sales up 1.4%
- Group profit before tax and exceptional items £292.7m (after exceptional items £211.7m)
- UK Retail operating costs reduced by 0.9%
- £2.3 billion now returned to shareholders
- per una acquired
- Sale of M&S Money nearing completion

Current Trading and Outlook

Trading has become more difficult since we last updated on current trading on 12 October. However, we do not believe this trend to be entirely Marks & Spencer specific. With Christmas, we still have our two key profit driving months ahead. It is therefore too early for us to predict the outcome for the second half at this stage.

Chairman's Statement:

This has been a period of great change for the company. In May, Stuart Rose, Charles Wilson and Steven Sharp joined Marks & Spencer and were immediately involved in leading the response to a possible bid for the company, and preparing a strategy to deliver the true value of Marks & Spencer to its shareholders. Over the past four months, the team has been deeply involved in implementing a comprehensive programme of change within the business and we are updating shareholders on this today. We have also delivered substantial structural change including returning £2.3bn to shareholders and agreeing the sale of M&S Money.

There can be little doubt as to the scale of the challenge which Stuart and his colleagues have inherited. However, we have made good progress on laying the foundations for our recovery. The management changes announced today are evidence of our determination to accelerate the pace of change within the business. I am confident that the benefits of all the work that is being done will become increasingly apparent through the course of next year.

Chief Executive's Statement:
Marks & Spencer is a business which requires radical change in the way that it operates. It needs to completely re-focus on the customer. It needs to move more swiftly and with greater confidence. It needs to rebuild its pride in its service and standards. Since becoming Chief Executive I have spent most of my time re-acquainting myself with all areas of the business, talking to our staff, customers and suppliers and visiting our stores. We face some serious issues but having spent time in the business I am in no doubt that we have the capability to address and overcome them.

Where there are challenges I can see opportunity. The solutions lie in strong retailing disciplines and a complete focus on delivering to the customer style, quality, value and innovation. We can buy better, market better, present our stores better and improve the speed and efficiency of our supply chain. We also have other strengths on which to build. The Brand is strong and relevant. We have a loyal customer base which wants us to get it right. We have excellent suppliers with whom we are working closely and when we produce the right product, at the right value, it sells in huge volumes. We have talented people throughout the business and I am in no doubt that when they are focused on the tasks in hand the pace and effectiveness of the business will improve substantially.

I have today announced substantial changes to the senior management team and on how we will operate the business in the future. These departures are not a reflection of the talents or qualities of the people involved. They have served the company well and I would like to thank them all for the substantial contributions they have made. However, if we are to succeed we need to change how M&S is led and how it operates. I will take direct responsibility for retailing, merchandising and buying. Charles Wilson will be responsible for our systems, logistics and property. We will be seeking a new Finance Director to take responsibility for all financial matters and our international business. We have a strong operational team running our trading divisions and we will be looking to strengthen it further.

On July 12, I outlined our plans to improve the performance of M&S, by focusing the business in 04/05, driving it in 05/06 and broadening in 06/07. This programme of action is designed to deliver substantial value for shareholders. We have made good progress.

We have completed much of the structural change to the Group. We have:

- acquired per una
- returned £2.3bn to shareholders through the Tender Offer
- taken steps to close the 'Lifestore' programme in January 2005
- stopped 21 of the 31 strategic initiatives in order to focus on our core business
- completed negotiations with suppliers to improve terms
- agreed the sale of M&S Money to HSBC

We have also started to implement a wide range of initiatives designed to improve the operating efficiency of the business. We will see the benefits of these changes through next year:

- making changes to the senior management team
- on track to achieve the £320m of cost and margin improvements in 2006/7 outlined on 12 July.
- continuing to reduce stock commitments.
- launched the "Your M&S" brand campaign signifying the start of an overall marketing and in-store programme to reconnect the Group with its core customer.
- taken steps to reduce product proliferation, while improving real choice
- completed the brand review
- improved buying capabilities with more discipline and shorter reporting lines
- made improvements to the supply chain
- adopted a consistent pricing policy on opening price points
- introduced a programme to improve availability for our top 150 sellers

- completed the first phase of our Retail Change Programme to enable better staffing at peak times

Board and senior management changes

Marks & Spencer is today announcing a number of changes to its management team and board structure. As a result, the company is to streamline its board, reducing the number of Executive Directors from six to three.

A number of senior executives will be leaving the company. Alison Reed, Finance Director, is to step down by mutual agreement and a search for a new Finance Director is now underway. After 20 successful years with Marks & Spencer, including over three years as Finance Director, Alison wishes to move on to the next stage in her career. However, she has agreed to stay on as Finance Director until February 2005 to ensure a smooth handover.

Maurice Helfgott, Executive Director Menswear, Childrenswear & Home, has made a significant contribution over 16 years. Having eliminated the role between the Chief Executive and the business unit directors, Maurice is stepping down from the board with immediate effect and leaving the company by mutual agreement. Mark McKeon, Executive Director Retail, International & Franchises, will similarly be leaving the board with immediate effect: neither board position will be replaced. Laurel Powers-Freeling, Chief Executive of M&S Money, is stepping down from the board with immediate effect as a result of the sale of the business to HSBC. She will continue to oversee the transition and will leave the company before the end of the financial year.

Jean Tomlin, Human Resources Director, and Jack Paterson, Business Unit Director Home, are also leaving the company.

Stuart Rose, Charles Wilson and the Finance Director will be the three Executive Directors to sit on the Marks & Spencer board. All buying and merchandising directors will now report directly to Stuart Rose, with IT, logistics and property reporting to Charles Wilson and finance, international and M&S Money reporting to the Finance Director. Marketing will continue to report to Steven Sharp.

As part of this management review, Stuart Rose has also made the following appointments. Anthony Thompson is to become Director of Retail. Fiona Holmes, currently Executive Assistant to the Chief Executive and former head of Men's Formalwear, is to become Childrenswear Director. Keith Cameron is to join as Human Resources Director. A new Director of Home will be appointed in due course. In the meantime, Steve Rowe will act as interim director of Home. A search is underway for an external candidate to become Director of Food.

The trading team will now comprise:

Kate Bostock	-	Director of Womenswear
Matt Hudson	-	Director of Lingerie & Beauty
Andrew Skinner	-	Director of Menswear
Fiona Holmes	-	Director of Childrenswear & Procurement
Steve Rowe	-	Interim Director of Home
Guy Farrant	-	Food Trading Director & Interim Director of Food
Andrew Moore	-	Director of General Merchandise Planning
Anthony Thompson	-	Director of Retail

UK Retail

In the six months to 2 October 2004, UK Retail sales were down 0.4% at £3,307.6m (down 0.5% at £3,643.7m including VAT). However, on a like-for-like basis sales were down 4.0%. Footfall remained broadly level on the year.

In Clothing, Womenswear generally had a disappointing half with a poor Summer season and despite an initial encouraging start to Autumn in knitwear and formalwear, we failed to sustain momentum to the end of the half. However, per una maintained its strong double digit growth. Childrenswear also had a difficult summer but schoolwear performed well. We continue to work on improving opening price points and ranging, especially in newborn and boys. Lingerie has improved performance throughout Autumn driven by improvements in availability, fit and ranging. Menswear performed relatively well throughout the half with good sales in casualwear and a strong suit and formalwear offer.

Home sales were particularly weak with the product being out of line with customer needs. We have now focused on rebuilding the core categories of bath, bed, kitchen and home accessories.

In Food, sales excluding VAT were up 3.2% (including VAT +3.4%), although like-for-like sales were down 2.1%. We have a clear lead on quality but competition is intense. Our offer is too complicated with too many sub brands and too much product proliferation. Our performance varies significantly between our stores. We are addressing issues of ranging, availability, waste, markdowns, promotions, and pricing. We are also focusing on the environment of our food offer: Simply Food is being simplified from five different formats to two.

Action on operating costs has enabled us to reduce costs, including logistics costs, over the half by 0.9%. In the second half, we will continue to focus on reducing our operating costs and we are maintaining our previously published guidance of a 1% increase for the full year.

International

M&S has performed well internationally. Sales in the Marks & Spencer branded businesses (Republic of Ireland, Hong Kong and franchises) increased by 9.3% over the half (+13.3% at constant exchange rates). Operating profit increased by 58.6% to £27.6m.

Our franchisees have seen good like-for-like sales increases and are investing in new footage. The stores in the Republic of Ireland have traded well over the half. On 4th November 2004, 25 years on from our first store opening in the Republic of Ireland, we opened one of our new look M&S stores in Blanchardstown. We will be opening a new 90,000 square foot store in Dundrum in March 2005.

Sales at Kings Super Markets were broadly level over the period at constant exchange rates, compared with the same period last year. Operating profit at Kings over the period was £1.2m as a result of actions taken last year to improve financial performance.

Financial Services

The first half presented several challenges for the Money business, with 3 base rate rises and the sale of the business to HSBC. Despite this, key targets were achieved and operating profit at £24.5m was in line with our plans.

New credit card recruitment has been successful, with 314,000 accounts recruited in the first half

against a target of 263,000. At the half year we had 2.4m credit card accounts and 2.9m cards in issue. Since the launch of the '&more' card and loyalty scheme, we have issued £42.5m in '&more' loyalty vouchers to our card customers. Total lending to customers was £2.5bn, with the growth in card balances to £1.3bn offset by a fall in personal lending balances to £1.2bn. Bad debt performance continues to be substantially better than industry averages, with the bad debt charge for the period running at 1.9% of balances (annualised).

Our motor insurance product was rolled out during the period, and the outsourcing of our home and contents insurance business to Norwich Union in Perth has been completed. Overall insurance policy sales are 66% up on the same period last year.

Net interest expense
Net interest expense was £36.2m compared to £23.9m for the same period last year with the increase largely attributable to the interest on the £400 million Public Bond issued to fund the contribution to the UK pension scheme. The average rate of interest on borrowings during the period was 5.5% and interest cover was 6.7 times.

Taxation
The tax charge reflects an estimated effective tax rate for the full year of 30.2% before exceptional charges, compared to 30.1% for the last full year.

Dividend
The Board has declared an interim dividend of 4.6 pence per share. This will be paid on 14 January 2005 to shareholders on the register at close of business on 19 November 2004. The shares will trade ex-dividend from 17 November 2004.

Earnings per share
Adjusted earnings per share, which excludes the effect of exceptional items, has decreased by 7.3% to 8.9 pence per share.

Balance sheet and cash flow
The Group generated a net cash inflow for the period of £534.0m compared with £41.9m last year. The movement compared with last year reflects the launch by M&S Money of the mini cash ISA in March 2004. At the end of the period, net debt was £1,351m, a decrease of £644m from the year end, giving rise to retail gearing of 51.5%, with total gearing at 55.8%.

UK Retail capital expenditure for the period was £109.4m. UK Retail capital expenditure for the full year is now expected to be in the region of £240m (£290m for the Group as a whole).

In August, we signed two new banking facilities totalling £2bn. These facilities, together with existing resources, were used to fund the return of £2.3bn to shareholders.

On 28 October, we repurchased 635,359,116 ordinary shares, representing 27.9% of the issued share capital, for cancellation at a price of 362 pence per share and a total cost of £2.3bn. Following completion of the Tender Offer and the cancellation of those shares which have been repurchased, the number of ordinary shares in issue was 1,645m.

Exceptional items
The Group has recorded exceptional charges of £81.0m in the first half of this year, as follows:

Exceptional items	2004 £m	2003 £m
Closure of 'Lifestore'	29.3	-
Head Office relocation	8.3	3.7

Defence costs	39.6	-
Head office restructuring programme	3.8	-
Profit on sale of property and other fixed assets	-	(18.2)
Total exceptional charges / (income)	**81.0**	**(14.5)**

'Lifestore' closure costs represent the anticipated cost of closing the 'Lifestore' programme. These costs include stock provisions, asset write-offs and other property related costs.

Defence costs represent the cost incurred, primarily for professional advice, in defending the possible offer from Revival Acquisitions Limited. Included in these costs is £4.6m which has been incurred in making the necessary changes to the Board.

During the first half of this year, £8.3m of revenue costs were incurred in connection with the relocation of the Head Office and have been charged as exceptional operating costs. This relocation was completed at the end of October.

We have also incurred £3.8m of costs in the first half of the year in connection with the implementation of the Head Office restructuring programme which was announced prior to the year end.

Pensions

Under FRS 17 - 'Retirement Benefits' – there is only a requirement to perform a full valuation at the end of each financial year. The last formal valuation of the Group's post-retirement schemes was carried out as at 3 April 2004. However, at the half year, we have updated this FRS17 valuation for market related movements, being the market value of scheme assets and the discount rate used for liabilities. This update has resulted in an increase in the deficit to £772.8m (£565.2m after deferred tax).

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Media enquiries:
Corporate Press Office: 020 8718 1919

Investor Relations:
Amanda Mellor +44 (0)20 8718 3604
Damian Evans +44 (0)20 8718 1563

Consolidated profit and loss account

	Notes	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Turnover				
Retained businesses		3,628.6	3,638.0	7,971.5
Operations to be discontinued		191.1	147.5	330.0
Total turnover	2	**3,819.7**	**3,785.5**	**8,301.5**
Operating profit				
Retained businesses before exceptional charges		298.7	323.0	809.4
Exceptional operating charges	5	(81.0)	(3.7)	(42.1)
		217.7	319.3	767.3
Operations to be discontinued		24.5	33.8	56.6
Total operating profit	3	**242.2**	**353.1**	**823.9**
Profit on sale of property and other fixed assets	5	-	18.2	18.7
Loss on sale / termination of operations:	5			
Loss arising on sale / termination		-	(1.6)	(26.8)
Less amounts previously provided		-	1.6	26.8
		-	-	-
Net interest expense	4	(36.2)	(23.9)	(45.8)
Other finance income / (charges)		5.7	(7.8)	(15.2)
Profit on ordinary activities before taxation		**211.7**	**339.6**	**781.6**
Analysed between:				
Retained businesses		268.2	291.3	748.4
Operations to be discontinued		24.5	33.8	56.6
Group profit before tax and exceptional items		292.7	325.1	805.0
Exceptional items - retained businesses	5	(81.0)	14.5	(23.4)
Taxation on ordinary activities	6	(71.6)	(105.2)	(229.3)
Profit attributable to shareholders		**140.1**	**234.4**	**552.3**
Dividends (including dividends in respect of non-equity shares)	8	(77.7)	(101.5)	(263.2)
Retained profit for the period		**62.4**	**132.9**	**289.1**
Earnings per share	7	**6.1p**	**10.2p**	**24.2p**
Diluted earnings per share	7	**6.0p**	**10.1p**	**24.1p**
Adjusted earnings per share	7	**8.9p**	**9.6p**	**24.7p**
Diluted adjusted earnings per share	7	**8.8p**	**9.5p**	**24.6p**
Dividend per share	8	**4.6p**	**4.4p**	**11.5p**

Consolidated statement of total recognised gains and losses

	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Profit attributable to shareholders	**140.1**	**234.4**	**552.3**
Exchange differences on foreign currency translation	3.8	(4.0)	(15.9)
Unrealised surplus on revaluation of investment properties*	-	-	7.3
Impairment of previously revalued properties	-	-	(20.0)
Actuarial (losses) / gains relating to the period	(80.1)	111.9	150.4
Total recognised gains and losses relating to the period	**63.8**	**342.3**	**674.1**

* revalued annually in March

Consolidated balance sheet

	As at 2 Oct 2004 £m	As at 27 Sept 2003 As restated £m	As at 3 April 2004 £m
Fixed assets			
Tangible assets	3,481.1	3,473.7	3,497.6
Investments	9.1	27.2	10.0
	3,490.2	**3,500.9**	**3,507.6**
Current assets			
Stock	458.5	390.6	398.0
Debtors	2,746.3	2,279.8	2,750.9
Cash and investments	1,197.3	822.3	720.6
	4,402.1	3,492.7	3,869.5
Current liabilities			
Creditors : amounts falling due within one year	(2,489.7)	(1,730.8)	(1,884.7)
Net current assets	**1,912.4**	**1,761.9**	**1,984.8**
Total assets less current liabilities	**5,402.6**	**5,262.8**	**5,492.4**
Creditors : amounts falling due after more than one year	(2,311.0)	(1,988.0)	(2,519.6)
Provisions for liabilities and charges	(60.3)	(158.5)	(49.3)
Net assets before post-retirement liability	**3,031.3**	**3,116.3**	**2,923.5**
Net post-retirement liability	(565.2)	(798.1)	(469.5)
Net assets	**2,466.1**	**2,318.2**	**2,454.0**
Capital and reserves			
Called up share capital	643.4	665.2	651.2
Share premium account	78.3	29.6	45.2
Revaluation reserve	356.4	370.6	356.4
Capital redemption reserve	1,936.3	1,908.1	1,924.8
Other reserve	(6,542.2)	(6,542.2)	(6,542.2)
Profit and loss account	5,993.9	5,886.9	6,018.6
Shareholders' funds (including non-equity interests)	**2,466.1**	**2,318.2**	**2,454.0**

Reconciliation of movement in shareholders' funds

	As at 2 Oct 2004 £m	As at 27 Sept 2003 As restated £m	As at 3 April 2004 £m
Profit attributable to shareholders	140.1	234.4	552.3
Dividends	(77.7)	(101.5)	(263.2)
	62.4	132.9	289.1
Other recognised gains / (losses) relating to the period	3.8	(4.0)	(28.6)
Actuarial (losses) / gains net of taxation	(80.1)	111.9	150.4
Sale / (purchase) of shares held by employee trusts	0.6	(1.9)	(2.2)
New share capital subscribed	36.9	6.4	24.8
Redemption of B shares	(11.5)	(19.9)	(33.4)
Purchase of own shares	-	(15.5)	(54.4)
Net increase in shareholders' funds	**12.1**	**209.9**	**345.7**
Opening shareholders' funds as previously stated	2,454.0	3,038.4	3,038.4
Prior year adjustment	-	(930.1)	(930.1)
Opening shareholders' funds as restated	2,454.0	2,108.3	2,108.3
Closing shareholders' funds	**2,466.1**	**2,318.2**	**2,454.0**

Consolidated cash flow statement

	Notes	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Operating activities				
Operating profit		242.2	353.1	823.9
Exceptional operating charges		81.0	3.7	42.1
Operating profit before exceptional charges		323.2	356.8	866.0
Depreciation		116.6	120.6	241.9
Decrease in working capital	9A	610.4	59.1	6.8
Net cash inflow before exceptional items		1,050.2	536.5	1,114.7
Exceptional operating cash outflow		(59.5)	(27.1)	(48.2)
Cash inflow from operating activities before contribution to the pension fund		**990.7**	**509.4**	**1,066.5**
Contribution to the pension fund		-	-	(400.0)
Cash inflow from operating activities		**990.7**	**509.4**	**666.5**
Returns on investments and servicing of finance		(14.7)	(15.9)	(49.8)
Taxation		(91.3)	(103.0)	(220.4)
Capital expenditure and financial investment	9B	(118.6)	(73.8)	(293.9)
Acquisitions and disposals	9C	12.2	76.4	51.3
Equity dividends paid		(161.3)	(147.6)	(247.1)
Cash inflow before management of liquid resources		**617.0**	**245.5**	**(93.4)**
Management of liquid resources		63.9	(310.8)	(89.0)
Financing	9D	(146.9)	107.2	347.0
Increase in cash		**534.0**	**41.9**	**164.6**

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Increase in cash	**534.0**	**41.9**	**164.6**
Cash (inflow) / outflow from (decrease) / increase in liquid resources	(63.9)	310.8	89.0
Cash outflow / (inflow) from decrease / (increase) in debt financing	172.5	(139.6)	(413.6)
Exchange and other movements	1.3	(0.1)	(3.3)
Movement in net debt	**643.9**	**213.0**	**(163.3)**
Opening net debt	(1,994.7)	(1,831.4)	(1,831.4)
Closing net debt	**(1,350.8)**	**(1,618.4)**	**(1,994.7)**

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2004 Annual Report and Financial Statements.

As a result, the comparatives for the period ending 27 September 2003 have been restated following the adoption last year of Application Note G of FRS 5 - 'Revenue Recognition', FRS 17 - 'Retirement Benefits' and UITF 38 - 'Accounting for ESOP Trusts'.

The summary of results for the year ended 3 April 2004 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Retained businesses:			
UK Retail (incl. VAT)			
Clothing and footwear	1,822.5	1,858.3	4,032.6
Home (incl. gifts)	180.0	216.2	526.6
Foods	1,641.2	1,587.1	3,490.2
	3,643.7	3,661.6	8,049.4
Less : United Kingdom VAT	(336.1)	(340.1)	(755.7)
	3,307.6	**3,321.5**	**7,293.7**
International Retail			
Marks & Spencer branded [1]	212.0	194.0	434.4
Kings Super Markets	109.0	122.5	243.4
	321.0	**316.5**	**677.8**
Total Retailing	**3,628.6**	**3,638.0**	**7,971.5**
Operations to be discontinued:			
Financial Services (UK)	**191.1**	**147.5**	**330.0**
Total turnover	**3,819.7**	**3,785.5**	**8,301.5**
Geographical analysis of turnover :-			
United Kingdom	3,498.7	3,469.0	7,623.7
International	321.0	316.5	677.8
Total turnover	**3,819.7**	**3,785.5**	**8,301.5**

[1]Marks & Spencer branded businesses within International Retail consists of Republic of Ireland, Hong Kong and franchise operations.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £151.6m (last half year £132.3m).

3. Operating profit

Operating profit arises as follows:-

	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
Retained businesses:			
UK Retail[1]			
Before exceptional operating charges	269.9	305.6	762.0
Exceptional operating charges	(81.0)	(3.7)	(42.1)
	188.9	301.9	719.9
International Retail			
Marks & Spencer branded	27.6	17.4	44.2
Kings Super Markets	1.2	-	3.2
	28.8	17.4	47.4
Total Retailing	**217.7**	**319.3**	**767.3**
Operations to be discontinued:			
Financial Services[1]	**24.5**	**33.8**	**56.6**
Total operating profit	**242.2**	**353.1**	**823.9**
Geographical analysis of operating profit :-			
United Kingdom	213.4	335.7	776.5
International	28.8	17.4	47.4
	242.2	**353.1**	**823.9**

[1]Operating profit for comparative periods has been restated to reflect the results of the Bureau de Change being reclassified from UK Retail to be included within the Financial Services results for the year.

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £53.4m (last half year £31.5m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group during the half year was £99.4m (last half year £57.9m).

5. Exceptional items

	26 weeks ended 2 Oct 2004 £m	26 weeks ended 27 Sept 2003 £m	Year ended 3 April 2004 £m
Exceptional operating charges			
Head office relocation	(8.3)	(3.7)	(19.6)
Head office restructuring programme	(3.8)	-	(22.5)
Board restructure	(4.6)	-	-
Closure of 'Lifestore'	(29.3)	-	-
Defence costs	(35.0)	-	-
Total exceptional operating charges	**(81.0)**	(3.7)	(42.1)
Non-operating exceptional items			
Profit on sale of property and other fixed assets	-	18.2	18.7
Loss on sale / termination of operations[1]	-	(1.6)	(26.8)
Less amounts previously provided	-	1.6	26.8
	-	-	-
Total non-operating exceptional income	**-**	**18.2**	**18.7**
Total exceptional (charges) / income	**(81.0)**	**14.5**	**(23.4)**

[1]The loss on sale / termination of operations in the prior year arises from the closure of the Continental operations.

6. Taxation

The taxation charge for the 26 weeks ended 2 October 2004 is based on an estimated effective tax rate before exceptional items of 30.2% for the full year. Included in the tax charge for the period is a credit of £16.8m (last half year £1.1m credit) which is attributable to exceptional charges.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and non-equity dividends of £138.7m (last half year £232.8m), and on 2,274,092,221 ordinary shares (last half year 2,270,023,880), being the weighted average number of ordinary shares in issue during the period ended 2 October 2004. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,294,586,222 (last half year 2,291,438,467).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group.
Details of the adjusted earnings per share are set out below:-

	26 weeks ended		
		27 Sept	Year ended
	2 Oct	2003	3 April
	2004	As restated	2004
	pence	pence	pence
Earnings per share	**6.1**	**10.2**	**24.2**
Exceptional operating charges	2.8	0.2	1.3
Profit on sale of property and other fixed assets	-	(0.8)	(0.8)
Adjusted earnings per share	**8.9**	**9.6**	**24.7**

8. Dividend

	26 weeks ended		Year ended
	2 Oct	27 Sept	3 April
	2004	2003	2004
	£m	£m	£m
Dividends on equity shares:			
Ordinary - Interim dividend of 4.6p per share (last half year 4.4p per share)	76.3	99.9	99.5
Ordinary - Final dividend of 7.1p per share last year	-	-	160.7
	76.3	99.9	260.2
Dividends on non-equity shares:			
B Share - Interim dividend at 3.36% (last half year at 2.73%)	1.4	1.6	1.6
B Share - Final dividend at 2.86% last year	-	-	1.4
	1.4	1.6	3.0
	77.7	**101.5**	**263.2**

The Directors have approved an interim dividend of 4.6p per share (last half year 4.4p per share). This results in an interim dividend of £76.3m (last half year £99.9m) which will be paid on 14 January 2005 to shareholders whose names are on the Register of Members at the close of business on 19 November 2004. The ordinary shares will be quoted ex dividend on 17 November 2004. Shareholders may choose to take this dividend in shares or in cash.

9. Analysis of cash flow given in the cash flow statement

	2 Oct 2004 £m	26 weeks ended 27 Sept 2003 As restated £m	Year ended 3 April 2004 £m
A. Decrease in working capital			
Increase in stocks	(63.8)	(29.7)	(38.9)
(Increase) / decrease in customer advances	(37.1)	13.3	(436.5)
Increase in customer deposits	679.2	10.9	360.7
(Decrease) / increase in creditors	(4.3)	32.3	100.3
Decrease in debtors	36.4	32.3	21.2
	610.4	59.1	6.8
B. Capital expenditure and financial investment			
Purchase of tangible fixed assets	(119.4)	(198.8)	(428.8)
Sale of tangible fixed assets	-	123.1	126.2
Net sale of fixed asset investments	0.8	1.9	8.7
	(118.6)	(73.8)	(293.9)
C. Acquisitions and disposals			
Closure of operations	12.2	76.4	51.3
	12.2	76.4	51.3
D. Financing			
Debt financing as shown in movement of net debt	(172.5)	139.6	413.6
Purchase of own shares	-	(15.5)	(54.4)
Redemption of B shares	(11.5)	(19.9)	(33.4)
Net sale / (purchase) of own shares held by employee trusts	0.2	(3.4)	(3.6)
Shares issued under employees' share schemes	36.9	6.4	24.8
	(146.9)	107.2	347.0

10. Post balance sheet events

On 4 October 2004 the Group acquired the per una business from George Davies for a consideration of £125m plus up to £2m for the net assets acquired.

On 25 October 2004 the Group announced the results of the Tender Offer. This was completed on 28 October 2004 when 635,359,116 ordinary shares, representing approximately 27.9% of the issued share capital, were purchased for cancellation at a price of 362 pence per share and at a total cost of £2.3bn.

11. Date of approval

The interim financial statements for the 26 weeks to 2 October 2004 were approved by the Board on 8 November 2004.

Independent review report to Marks and Spencer Group plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, consolidated statement of total gains and losses, consolidated balance sheet information as at 2 October 2004, consolidated cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 2 October 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 November 2004